SECURITIES AND EXCHANGE COMMISSION

      Washington, D.C. 20549

      Form 6-K

       Report of Foreign Issuer

       Pursuant to Rule 13a-16 or 15d-16 of
           the Securities Exchange Act of 1934

          for the period ended 07 June 2010

           BP p.l.c.
                 (Translation of registrant's name into English)

                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)

     Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
                         ---------------               ----------------

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
     Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
                         ---------------               ----------------

press release

June 7, 2010

UPDATE ON GULF OF MEXICO OIL SPILL RESPONSE

BP today provided an update on developments in the response to the MC252 oil well incident in the Gulf of Mexico.

Subsea Source Control and Containment

The lower marine riser package (LMRP) containment cap, installed on June 3, continues to collect oil and gas flowing from the well and transport them to the Discoverer Enterprise drillship on the surface. On June 5, a total of 10,500 barrels of oil was collected and 22 million standard cubic feet of natural gas was flared.  From June 3 through June 5, the volume of oil collected was 16,600 barrels and 32.7 million standard cubic feet of natural gas was flared.
Optimization continues and improvement in oil collection is expected over the next several days.
It will be a few days before an assessment can be made as to the success of this containment effort.
This is a complex operation, involving risks and uncertainties, being carried out 5,000 feet under water. The LMRP containment cap never before has been deployed at these depths and conditions, and its efficiency and ability to contain the oil and gas cannot be assured.
The volume of oil captured and gas flared

is being updated daily on BP's website, www.bp.com
Preparations for additional planned enhancements to the LMRP cap containment system continue to progress.

The first planned addition will use the hoses and manifold that were deployed for the "top kill" operation to take oil and gas from the failed Deepwater Horizon blow-out preventer (BOP) through a separate riser to the Q4000 vessel on the surface, in addition to the LMRP cap system. This system is intended to increase the overall efficiency of the containment operation by possibly increasing the amount of oil and gas that can be captured from the well and is currently expected to be available for deployment in mid-June.

The second planned addition is intended to provide a more permanent LMRP containment cap system by directing the oil and gas to a new free-floating riser ending approximately 300 feet below sea level.  A flexible hose then will be attached to a containment vessel.  This long-term containment option is designed to permit more effective disconnection and reconnection of the riser to provide the greatest flexibility for operations during a hurricane and is expected to be implemented in early July.

In the meantime, work on the first relief well, which started May 2, continues and has currently reached a depth of 12,956 feet. The second relief well, which started May 16, is at 8,576 feet, and testing of the BOP is continuing. Both wells are still estimated to take approximately three months to complete from commencement of drilling.

Surface Spill Response and Containment

Work continues to collect and disperse oil that has reached the surface of the sea, to protect the shoreline of the Gulf of Mexico, and to collect and clean up any oil that has reached shore.

More than 2,600 vessels are now involved in the response effort, including skimmers, tugs, barges and recovery vessels. Operations to skim oil from the surface of the water now have recovered, in total, approximately 368,000 barrels (15.5 million gallons) of oily liquid.

The total length of containment boom deployed as part of efforts to prevent oil from reaching the coast is now over 2.2 million feet, and an additional 2.4 million feet of sorbent boom also has been deployed.

To date, approximately 37,000 claims have been submitted and more than 18,000 payments already have been made, totalling approximately $48 million. BP has received more than 152,000 calls into its help lines.

Additional information

The cost of the response to date amounts to approximately $1,250 million, including the cost of the spill response, containment, relief well drilling, grants to the Gulf states, claims paid, and federal costs. This excludes the $360 million in funds for the Louisiana barrier islands construction project. It is too early to quantify other potential costs and liabilities associated with the incident.
--

BP Press Office London: +44 20 7496 4076
BP Press office, US: +1 281 366 0265
Unified Command Joint Information Center
: +1 985-902-5231
www.deepwaterhorizonresponse.com
www.bp.com/gulfofmexicoresponse

- ENDS -

      SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated:  07 June 2010

/s/ D. J. PEARL
..............................
D. J. PEARL
Deputy Company Secretary